Exhibit 21

Subsidiaries

Name	Background		Ownership
United Warehouse Management Limited (“UWM HK”)	•	Hong Kong company	100% owned by the Company
	•	Incorporated on May 3, 2023
	•	Issued and outstanding 10,000 ordinary shares for HK$10,000
	•	Provision of storage service

KSK Logistics Limited (“KSK”)	•	Hong Kong company	100% owned by the Company
	•	Incorporated on July 11, 2023
	•	Issued and outstanding 1 ordinary share for HK$1
	•	Provision of logistics service

Propose Enterprise Limited (“PEL”)	•	Hong Kong company	100% owned by the Company
	•	Incorporated on June 10, 2010
	•	Issued and outstanding 100 ordinary shares for HK$100
	•	Provision of financial consulting service